
September 28, 2009

<u>Via Facsimile and U.S. Mail</u>
Ronald O. Mueller, Esq.
Gibson Dunn & Crutcher LLP
1050 Connecticut Avenue, NW
Washington, DC 20036

>   **Re: Intel Corporation**
>   **Schedule TO-I**
>   **Filed September 22, 2009**
>   **File No. 5-19567**

Dear Mr. Mueller:

We have limited our review of the above referenced filing to those issues we have addressed in our comments below. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

Exhibit 99(a)(1)(A): Offering Memorandum

General

1. We note disclosure stating that when the ratios become final, optionholders "will have *about* 10 business days" to consider the final exchange ratios before the offer closes. Please clarify whether optionholders would have at least 10 business days prior to expiration of the offer to consider the final exchange ratios assuming either a reset of the preliminary ratio or assuming the final exchange ratio is the preliminary exchange ratio. We note that Rules 13e-4(f)(1)(ii) and 14e-1(b) of the Exchange Act require that you extend the offering period for any increase or decrease in the consideration offered so at least ten business days remain in the offer after the information is first sent to optionholders. If you do not intend to revise the offer in compliance with the time frame set forth in Rule 13e-4(f)(1)(ii), then provide us with a legal analysis explaining how your offer complies with Rules 13e-4(f)(1)(ii) and 14e-1(b). Please cite to relevant no-action letters, staff interpretative positions and any other relevant facts unique to the current offer that you believe support your analysis.

Terms of the New Options, page 13

2. Based on your disclosure, it appears that only optionholders with access to Circuit will receive the announcement regarding the final exchange ratios as soon as it is made available. Optionholders without access to Circuit are required to contact the company or Computershare to determine the final exchange ratios. Please advise us whether providing updated information regarding the exchange ratios in this manner is consistent with the requirements set forth in Rules 13e-4(d)(2) and Rule 13e-4(e)(3).

Extension of the Offer; Termination; Amendment, page 20

3. Refer to the language in the third paragraph of this section. You may not terminate the offer by giving <u>only</u> oral notice to option holders because such notice is not reasonably calculated to inform all optionholders. Please revise to clarify, if true, that written or published notice will be provided pursuant to Rule 13e-4(e)(3).

                                        *   *   *

        As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions